Mail Stop 4561

May 5, 2006

Mr. Takashi Morimura
Chief Executive Officer
UnionBanCal Corporation
400 California Street
San Francisco, California 94104-1302

      RE: **UnionBanCal Corporation**
                  Form 10-K for Fiscal Year Ended December 31, 2005
                  File No. 1-15081

Dear Mr. Morimura:

We have reviewed your supplemental response letter dated April 26, 2006 and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 19 - Derivative Instruments, page F-90

Hedging Strategies for Variable Rate Loans and Certificates of Deposit, page F-91

1. We have reviewed your response to comment 1 of our letter dated April 13, 2006. Please provide us with an example, including supporting hedge documentation, of a cash flow hedge of forecasted issuance and rollover of certificates of deposits. In your example, please identify the terms of the hedged item and derivative instrument(s) and demonstrate how you document the forecasted cash flows with sufficient specificity such that when the transaction occurs it is clear whether that transaction is or is not the hedged transaction.

2. Please tell us how you determined that your broad designation approach is comparable to the "first payments" approach discussed in DIG Issue G13.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3449 if you have questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief